Filed by: Muncy Bank Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Muncy Bank Financial, Inc.

Commission File No: 033-24618

Date: September 21, 2023

FOR IMMEDIATE RELEASE

Thursday, September 21, 2023

Muncy Bank Financial, Inc. Announces Quarterly Dividend

Muncy, PA – September 21, 2023 Robert J. Glunk, Chairman of the Board/President & CEO of Muncy Bank Financial, Inc. (OTCQB:MYBF) has announced that the Company’s Board of Directors declared a fourth quarter 2023 cash dividend of $0.40 per share compared to $0.39 for the same period in 2022.

The fourth quarter 2023 dividend represents the 353rd consecutive dividend payout dating back to 1935. Muncy Bank Financial Inc. has increased its dividend payout since 1990.

The fourth quarter dividend is payable October 16, 2023, to shareholders of record October 5, 2023. Muncy Bank Financial, Inc. (“Muncy”) is paying its fourth quarter 2023 dividend earlier than in prior periods in anticipation of its previously announced merger with CCFNB Bancorp, Inc. (“CCFNB”). The consummation of the merger remains subject to the approval by CCFNB and Muncy shareholders and the satisfaction of other customary closing conditions. The merger transaction is expected to close on or about November 11, 2023.

About Muncy Bank Financial, Inc.

Muncy Bank Financial, Inc. is the bank holding company for The Muncy Bank & Trust Company. The Muncy Bank & Trust Company serves customers through their retail banking, commercial banking, and financial services divisions. Muncy Bank offices are located in the communities of Muncy, Clarkstown, Hughesville, Montoursville, Dewart, Avis, Linden, Montgomery and South Williamsport.

Cautionary Note Regarding Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to CCFNB and Muncy. These forward-looking statements may include beliefs, goals, intentions, and expectations regarding the proposed transaction between Muncy and CCFNB, revenues, earnings, loan production, asset quality, and capital levels, among other matters; estimates of future costs and benefits of the actions that may be taken; assessments of probable losses on loans; assessments of interest rate and other market risks; ability to achieve financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Filed by: Muncy Bank Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Muncy Bank Financial, Inc.

Commission File No: 033-24618

Date: September 21, 2023

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; CCFNB and Muncy do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of CCFNB and Muncy. Such statements are based upon the current beliefs and expectations of the managements of CCFNB and Muncy and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between CCFNB and Muncy; the outcome of any legal proceedings that may be instituted against CCFNB or Muncy; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of CCFNB and Muncy to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where CCFNB and Muncy do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Muncy’s operations and those of CCFNB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; CCFNB’s and Muncy’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by CCFNB’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of CCFNB and Muncy to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of CCFNB and Muncy; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on CCFNB, Muncy and the proposed transaction; and the other factors discussed in other reports CCFNB and Muncy may file with the U.S. Securities and Exchange Commission (the “SEC”).

Filed by: Muncy Bank Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Muncy Bank Financial, Inc.

Commission File No: 033-24618

Date: September 21, 2023

Additional Information and Where to Find It

In connection with the proposed transaction, CCFNB has filed a registration statement on Form S-4 with the SEC. The registration statement includes a joint proxy statement of CCFNB and Muncy, which also constitutes a prospectus of CCFNB, that has been sent to CCFNB’s and Muncy’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of CCFNB and Muncy and their respective affiliates are urged to read the registration statement on Form S-4, the joint proxy statement/prospectus included within the registration statement on Form S-4 and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about CCFNB, Muncy and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about CCFNB and Muncy, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by CCFNB will be made available free of charge in the “Investor Relations” section of CCFNB’s website, https://www.firstcolumbiabank.com. Copies of documents filed with the SEC by Muncy will be made available free of charge in the “Investor Relations” section of Muncy’s website, https://ir.muncybank.com.

Participants in Solicitation

CCFNB, Muncy, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding directors and executive officers of CCFNB and Muncy were made available in the joint proxy statement/prospectus filed by CCFNB with the SEC in connection with this proposed transaction, and certain other documents filed with the SEC by CCFNB and Muncy, respectively. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Contact:

Beth Benson

570.546.2211

investorrelations@muncybank.com